MAX BERUEFFY

Senior Associate Counsel

Writer’s Direct Number: (205) 268-3581

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

May 31, 2016

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Protective Life Insurance Company

Protective Variable Life Separate Account

Post-Effective Amendment No. 2 (SEC Accession No. 0001104659-16-123921)

File Nos. 811-7337 and 333-206951

Request for Withdrawal of Post-Effective Amendment Pursuant to Rule 477

Commissioners:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), Protective Life Insurance Company (the “Company”) and Protective Variable Life Separate Account (the “Account”) hereby request the withdrawal of the above- referenced post-effective amendment to the registration statement on Form N-6, filed with the Securities and Exchange Commission on May 27, 2016 (the “Amendment”).

The EDGAR header and the cover letter filed as correspondence to the Amendment correctly identify the Amendment as being filed under paragraph (b) of Rule 485 under the 1933 Act. However, the cover page to the Amendment identified the Amendment as being filed under paragraph (a)(1) of Rule 485. In addition, the certification that the Amendment meets all the requirements for effectiveness of the registration statement under Rule 485(b) was inadvertently not included on the signature page of the Amendment.

The Company plans to file a new Post-Effective Amendment, Post-Effective Amendment No. 3 to the Account’s registration statement (the “New Amendment”), under paragraph (b) of Rule 485 and designate May 31, 2016 as the effective date. The New Amendment and Post-Effective Amendment No. 1 to the Form N-6 registration statement for the Account, which was previously filed with the Commission on March 31, 2016 under paragraph (a) of Rule 485 and designated to become effective on May 31, 2016, would become effective concurrently as provided for under paragraph (d) of Rule 485.

If you have any questions regarding this matter, please contact the undersigned at (205) 268-3581 or our outside counsel, Tom Bisset at (202) 383-0118.

Sincerely,

/s/ Max Berueffy
Max Berueffy
Senior Associate Counsel

cc: Thomas Bisset, Esq.